Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2007	Years ended December 31,
		2006	2005	2004	2003	2002
Income before income taxes and equity in net income of unconsolidated subsidiary	$364.4	$548.0	$418.5	$367.3	$242.6	$506.8

Fixed charges:
Interest expense (1)	148.2	134.0	48.7	24.5	43.5	43.8
Interest portion of rental expense	2.5	2.9	2.6	2.5	2.7	2.2

Subtotal	150.7	136.9	51.3	27.0	46.2	46.0
Interest credited to investment contractholders	402.6	496.7	456.0	487.0	742.5	815.0

Total fixed charges	553.3	633.6	507.3	514.0	788.7	861.0

Income available for fixed charges (including interest credited to investment contractholders)	$917.7	$1,181.6	$925.8	$881.3	$1,031.3	$1,367.8

Income available for fixed charges (excluding interest credited to investment contractholders)	$515.1	$684.9	$469.8	$394.3	$288.8	$552.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.66	1.87	1.82	1.71	1.31	1.59
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	3.42	5.00	9.17	14.61	6.25	12.01

(1)	Interest expense does not include interest expense related to our unrecognized tax benefits as further described in note 2 under “Item 1—Condensed Consolidated Financial Statements.”